1 To the shareholders of SOPHiA GENETICS SA (Nasdaq SOPH) (the Company) Invitation to the Annual General Meeting Date and Time: Thursday, June 18, 2026, at 8:00 a.m. (08:00) EDT / 2:00 p.m. (14:00) CEST Location: Offices of SOPHiA GENETICS SA, La Pièce 12, 1180 Rolle, Switzerland (AGM 2026)

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3 Dear Shareholders, Nearly 15 years ago, I founded SOPHiA GENETICS with a small group of biologists and data scientists with a bold conviction: that data, powered by advanced analytics and artificial intelligence, could transform the future of medicine. At a time when healthcare data lived in silos and insights rarely traveled beyond institutional walls, we envisioned a global collective intelligence where discoveries are shared, and every patient, no matter where they are treated, can benefit from the knowledge of many. Today, that vision has grown into one of the most unique AI-enabled platforms in healthcare, and our mission remains unchanged: to democratize data-driven medicine for patients worldwide. A defining year of growth and scale 2025 was a defining year for SOPHiA. We reaccelerated revenue growth, signed several of the largest commercial deals in our history, and continued building one of the most sophisticated AI engines in healthcare. In 2025, our Platform conducted over 391,000 analyses, bringing our cumulative total to more than 2.3 million analyses since inception. We also reached a total of 993 customers globally, including 15 of the top 20 cancer hospitals in the world. Congratulations to the SOPHiA team on these accomplishments, and the incredible impact our Platform is having worldwide. As we’ve added customers over the years, our network, and the collective intelligence behind it, has been getting stronger and stronger. Top clinicians and researchers across the globe depend on SOPHiA DDMTM each day. In doing so, they contribute a constant stream of data and knowledge to the Platform. The data streamed in our Platform every day makes up one of the most unique and powerful data assets in healthcare. It includes real-time, real-world genomic data with almost 2,000 analyses per day, 9,000 analyses per week, and 400,000 analyses per year, improving cancer care for the patients of today and the patients of tomorrow. It also is diverse, complex, and unmatched in breadth and global exposure, covering patients and research in 75 countries across the globe. As we look ahead, we will continue to remain focused on our six strategic pillars for long-term, sustainable growth. I am excited to share more details on our 2025 progress along each of these pillars. Landing new SOPHiA DDM™ customers to fuel future growth Demand accelerated meaningfully throughout 2025. We landed a record 124 new customers, significantly outperformed all internal bookings targets, and won the largest contracts in SOPHiA history, with average contract value up 120% year-over-year. We also implemented a record 102 new customers in 2025, reflecting the impact of the actions we took to expand and strengthen our implementation capabilities and shorten time to revenue.

4 The U.S. remains a major growth driver, and I was proud to see 27% analysis growth in 2025, including an impressive 50% year-over-year analysis growth in Q4. Excluding BioPharma, U.S. revenue grew 20% year-over- year, off an increasingly larger base, as the country continues to solidify its position as one of our largest markets. We also expanded our roster of U.S. customers in 2025, which now includes the top three cancer centers in the United States: MD Anderson Cancer Center, Memorial Sloan Kettering Cancer Center, and the Mayo Clinic. With a strong and growing pipeline, we are well positioned for 2026. Expanding usage of SOPHiA DDM™ with existing customers In 2025, we continued to delight our customers and, in doing so, drive meaningful expansion across accounts. We recorded an impressive Net Promoter Score of 67, a Customer Satisfaction Score of over 97%, and annualized revenue churn below 1%. I am incredibly proud of these metrics that underscore the performance, scalability, and durability of SOPHiA DDMTM. Net dollar retention for the year increased to 115% in 2025, up from 104% in 2024, demonstrating the stickiness of the Platform, as well as our continued ability to expand within accounts as customers adopt additional applications over time. This continued proof of our ability to expand within existing customers reinforces the strength of our land-and-expand commercial strategy and highlights the long-term value created with each new customer we add to the network. Accelerating growth with new applications on SOPHiA DDM™ At SOPHiA GENETICS, customer-centric innovation remains at the core of who we are. 2025 was a landmark year for building our menu of offerings and improving the scalability of our Platform. In June 2025, we expanded our application portfolio and launched our 20,000-gene Enhanced Exome application, introducing a modular approach to full exome sequencing with the ability to zoom into complex variants. The application has already driven significant bookings, including the signing of two of the largest integrated healthcare systems in the United States who are adopting the application to support genomic testing for up to 60,000 patients annually. We also launched MSK-IMPACT® Flex powered with SOPHiA DDM™, an agile and modular comprehensive genomic profiling (CGP) application that we built off the backbone of MSK-IMPACT® powered with SOPHiA DDM™, our Solid Tumor application we launched in October 2024. Since launch, I am proud that 21 customers have signed to adopt these new Solid Tumor applications. In parallel, we continued to strengthen our leadership in decentralized Liquid Biopsy testing and made a series of investments to further improve our Liquid Biopsy offering, MSK-ACCESS® powered with SOPHiA DDM™. Since launch in April 2024, we have signed 70 customers across 29 countries to the application. Of these

5 customers, only about half have completed implementation and ramped up usage, giving us a large base to grow in 2026. As more customers adopt the platform and as testing sophistication expands, the amount of data processed by our Platform has increased materially. In 2025, we processed nearly one petabyte of genomic data. To put that in perspective, that’s roughly equivalent to 1 billion books or 30 years of continuous high-definition streaming. It is also nearly double the amount of data we processed just two years ago. To address this growing compute challenge, we rolled out the new generation of SOPHiA DDMTM to our customers in 2025. The new generation includes a full technology modernization, moving the Platform from Java to Web and microservices, integrating the latest AI tools into our architecture, and significantly upgrading our compute techniques. I’m proud to share that the new generation of SOPHiA DDMTM, already adopted by one-third of our customers, now delivers 10 times greater capacity per run than standard systems. As a result, we can double the amount of data we can process per week without impacting margins. This increased scalability also makes our platform much more cost efficient than standard systems, enabling us to scale advanced genomics analytics in a sustainable way for institutions across the globe. This new generation not only creates a better user experience for customers, but it enables faster innovation and more efficient launch of new features like SOPHiA DDMTM Digital Twins that we launched in 2025. Digital Twins leverages genomic, clinical, and real-world data to create dynamic, AI-driven virtual representations of individual patients. These models allow clinicians and researchers to simulate potential treatment scenarios before decisions are made, and are intended to help oncologists select the most effective therapy based on real-world evidence from patients with similar genetic and clinical profiles. I’m proud that we have already begun onboarding our first lung cancer users. Starting with lung cancer and expanding over time, Digital Twins represents a foundational step toward deploying multimodal AI models which deliver differentiated care to patients. Leveraging SOPHiA DDM™ to deliver value to BioPharma partners 2025 was also a year where our BioPharma business regained momentum. Our value proposition is now well understood across the industry, and we believe we are approaching an inflection point as BioPharma increasingly recognizes the value of a decentralized partner, our massive global network, and the rich data and AI ecosystem it fuels. Throughout 2025, we significantly expanded our long-standing partnership with AstraZeneca through multiple new contracts. In April, AstraZeneca expanded its initial October 2024 collaboration to sponsor deployment of MSK- ACCESS® powered with SOPHiA DDM™ across 30 sites globally to expand market access. In August, we signed the largest contract in SOPHiA history, launching a multi-year, AI-driven evidence generation project for breast cancer patients. In September, we signed a separate deal with AstraZeneca to enhance detection of breast

Letter to Shareholders
Dr. Jurgi Camblong, Co-Founder and Chief Executive Officer

and prostate cancer through the development of an AI-driven NGS solution that detects mutations in the PTEN pathway. I am particularly proud of how we have deepened our collaboration with AstraZeneca, as it reflects years of scientific partnership, trust-building, and consistent execution.

Building partnerships in the ecosystem

SOPHiA GENETICS is increasingly being recognized as a major force in precision medicine, with stronger brand awareness and commercial momentum than ever before. Across Central Lab Diagnostics, NGS, and Digital Pathology, we are viewed as a trusted partner, and in many conversations, described as an "ecosystem enabler." Our differentiated ability to operate across geographies, testing environments, and data modalities positions us uniquely in a market that is rapidly evolving.

2025 was a powerful year for partnerships at SOPHiA GENETICS as we continued driving progress with existing partners such as AstraZeneca, Memorial Sloan Kettering Cancer Center, Microsoft, and NVIDIA, and entered new partnerships with MD Anderson Cancer Center, Complete Genomics, Element Biosciences, Myriad Genetics, and A.D.A.M. Innovations, among others. We look forward to continuing to work with our valued partners in 2026 as we accelerate innovation and expand access to precision cancer care together.

Growing sustainably by maintaining an obsession with operational excellence

Our final strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS, ensuring that we scale with discipline and efficiency.

In 2025, we made significant progress on this front, expanding adjusted gross margin by 140 basis points to 74.2%. This achievement is particularly meaningful given the scale at which we are operating. We processed nearly one petabyte of genomic data in routine usage in 2025, which is roughly equal to 1 billion books or 30 years of continuous high-definition streaming. It is also nearly double the amount of data we processed just two years ago. Delivering margin expansion while handling exponentially greater data volumes reflects the scalability of our platform.

With new Platform enhancements and optimized team sizing across regions, we look to 2026 to demonstrate the full operating leverage potential of our business. The Company remains firmly committed to profitable growth. We expect to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027.

Looking Ahead

As we enter 2026 and approach the 15-year anniversary of our founding, SOPHiA GENETICS is entering its next phase of scale, one that positions us to reach important milestones in the years ahead. I am confident as ever in

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7 our long-term trajectory and am excited for the year ahead as the momentum in our business continues to build. As SOPHiA continues to grow, I recognize that it’s the right time to bring in a new leader for the next phase of the Company’s growth. I am thrilled to promote Ross Muken to Chief Executive Officer, effective July 1st. Ross, who currently serves as our Company President, has been instrumental in SOPHiA’s success over the past five years. He led our Company through the IPO and helped scale the Company from $28M of revenue to $77M today. Ross brings a metric-driven, commercially oriented leadership style that is perfect for our next phase of growth. I am confident he is the right person to lead the Company to even bigger heights and continue delivering an impact to patients around the world. As for me, I will transition to Executive Chair of the Board, subject to election at the Company's Annual General Meeting in June 2026. In this new role, I remain 100% committed to SOPHiA as a full-time employee. I will focus my time primarily on science and technology innovation and being a thought leader in precision medicine. I’m excited about developing our Digital Twins technology to help improve cancer care for patients around the world. In closing, I want to say thank you to our SOPHiA colleagues, partners, customers, and investors for joining us in our journey to transform healthcare through data and AI. Together, we have built one of the most widely used AI- driven Platforms in precision medicine, conducting more than 391,000 patient analyses in 2025 and over 2.3 million analyses since inception. We look forward to continuing to update you on SOPHiA’s future success. Forza SOPHiA! Dr. Jurgi Camblong Co-Founder and Chief Executive Officer SOPHiA GENETICS

8 Agenda and Proposals of the Board of Directors 1. 2025 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors (the Board) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2025 be approved, and that the Auditors’ Reports be acknowledged. Explanation: Pursuant to Swiss law and the articles of association of the Company (the AoA), the Annual General Meeting has the authority to decide on the management report, the annual financial statements and the consolidated financial statements. 2. Consultative Vote on the 2025 ESG Impact Summary (Sustainability Report) The Board proposes that the ESG Impact Summary (sustainability report) for the financial year 2025 be approved (consultative vote). Explanation: Pursuant to Swiss law and the AoA, the Board shall submit a sustainability report (report on non-financial matters). The Board will do this in the form of an Environmental, Social and Governance (ESG) Impact Summary for a consultative vote to the Annual General Meeting. 3. Discharge of the members of the Board of Directors and the Executive Committee The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2025. Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to decide on the discharge. 4. Appropriation of 2025 Financial Results The Board proposes that the net loss of the Company for the financial year 2025 be carried forward as follows: (in CHF) 2025 Accumulated deficit at the beginning of the period (350,959,680) Loss for the year (52,825,053) Accumulated deficit available to the general meeting (403,784,733) Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to decide on the appropriation of retained earnings or net loss. The Board proposes that the net loss for the year 2025 be carried forward.

9 5. Re-election and election of the members of the Board of Directors; Election of the Chair The Board proposes the re-election of Dr. Jurgi Camblong as member of the Board and election as Chair, the re-election of Troy Cox, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch, and Vincent Ossipow (as members of the Board), and the election of Ross Muken (as member of the Board) for a term of office until the completion of the 2027 Annual General Meeting. a. Re-election of Jurgi Camblong as member of the Board and election as Chair b. Re-election of Troy Cox (as member of the Board) c. Re-election of Tomer Berkovitz (as member of the Board) d. Re-election of Jean-Michel Cosséry (as member of the Board) e. Re-election of Kathy Hibbs (as member of the Board) f. Re-election of Didier Hirsch (as member of the Board) g. Re-election of Vincent Ossipow (as member of the Board) h. Election of Ross Muken (as member of the Board) Explanation: Under Swiss law, members of the Board of Directors are elected for a one-year term. Accordingly, the mandates of the Chair and all members of the Board expire at the completion of the 2027 Annual General Meeting. In accordance with Swiss law and the AoA, the Annual General Meeting holds the authority to elect or re-elect the Board members. Biographical Information: Information on the professional background of the Chair and the other current members of the Board can be found in our 2025 Annual Report. The information on the professional background of Ross Muken is set forth below: Ross Muken has been with SOPHiA GENETICS since February 2021, serving in successive executive roles, first as Chief Financial Officer, then as CFO & COO from March 2023, and most recently as President since November 2024. Effective July 1, 2026, Ross Muken has been appointed Chief Executive Officer of the Company. In connection with this appointment, the Board of Directors proposes his election as a member of the Board of Directors, in accordance with Swiss corporate law and the Company's Articles of Association. Mr. Muken brings over 20 years of experience across life sciences, health technology, medical devices, and pharma services. Before joining SOPHiA GENETICS, he served as CFO & COO of Click Therapeutics. Prior to that, he spent several years at Evercore/ISI Group as a Partner, Senior Managing Director, and Head of Healthcare Services & Technology Equity Research, covering more than 50 companies across healthcare technology, diagnostics, managed care, and medical devices. He also held senior roles at Deutsche Bank Securities and Thomas Weisel Partners, and began his career in M&A investment banking at Bank of America Securities. He holds a B.Sc. in Business Administration from Boston University, where he graduated magna cum laude. The Board views Mr. Muken as a highly qualified candidate given his operational, financial, and

10 strategic expertise, and his deep familiarity with the Company. His presence on the Board will strengthen alignment between management and governance at a pivotal stage of the Company's development, consistent with standard Swiss corporate governance practice for executive directors. Director Independence: The Board has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch, and Vincent Ossipow is an independent director within the meaning of applicable Nasdaq listing standards. Lead Independent Director. The Board of Directors has resolved to establish the role of Lead Independent Director in order to strengthen the Board’s independent leadership structure and to provide a clear mechanism for independent Board oversight where the Executive Chair’s dual executive and Board responsibilities make such oversight appropriate. The role is filled on an annual rotating basis by the Chair of the Audit Committee, the Chair of the Nomination and Corporate Governance Committee, or the Chair of the Compensation Committee, each of whom qualifies as independent under applicable Nasdaq listing standards and Swiss corporate governance principles. The Board believes the position is strengthened by the differing perspectives and committee experience that each rotating Chair brings to the role. The Lead Independent Director is appointed by the independent directors for a one-year term, effective upon Dr. Camblong's election as Chair of the Board at the 2026 Annual General Meeting. The Lead Independent Director receives no additional compensation for serving in this role. The Lead Independent Director’s duties include, among others, serving as a liaison between the independent directors and the Executive Chair on governance matters; presiding over meetings of the independent directors, including where the Executive Chair has an actual or potential conflict of interest or where other sensitive governance matters warrant independent review; facilitating discussion among the independent directors on key issues and concerns outside of regular Board meetings; consulting with the Executive Chair on Board agendas and proposing agenda items to ensure appropriate independent oversight; being available, when appropriate, for consultation and direct communication with significant shareholders; and such other additional duties as the Board may determine. This structure is designed to provide strong independent Board leadership alongside the Executive Chair, consistent with applicable governance expectations for companies with an executive chair structure. 6. Re-election of the members of the Compensation Committee The Board proposes the re-election of Kathy Hibbs, Jean-Michel Cosséry and Vincent Ossipow as members of the Compensation Committee, each for a term of office until the completion of the 2027 Annual General Meeting, subject to their re-election as members of the Board. a. Re-election of Kathy Hibbs b. Re-election of Jean-Michel Cosséry c. Re-election of Vincent Ossipow Explanation: In accordance with Swiss law and the AoA, the Annual General Meeting holds the authority to elect or re-elect the members of the Compensation Committee. These elections will be conducted on an individual basis. The Board of Directors proposes to re-appoint Kathy Hibbs as

11 Chair of the Compensation Committee, subject to her re-election as a member of the Compensation Committee. 7. Re-election of the Independent Proxy The Board proposes to re-elect the notary firm PHC Notaires, in Lausanne/VD, Switzerland, as Independent Proxy for a term of office until the completion of the 2027 Annual General Meeting. Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to elect the Independent Proxy on an annual basis. The Board proposes to elect the notary firm PHC Notaires as Independent Proxy. If elected, any notary public with PHC Notaires would be able to act as Independent Proxy. 8. Re-election of the Statutory Auditors The Board proposes to re-elect PricewaterhouseCoopers SA (CHE-497.306.752), in Lausanne/VD, Switzerland, as the Company’s statutory auditors for the financial year 2026. Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to elect the statutory auditors. 9. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2027 Annual General Meeting The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the 2026 Annual General Meeting to the 2027 Annual General Meeting. Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of compensation of the Board is to be submitted to a binding vote by the Annual General Meeting. The compensation for the Board and its committees is comprised of cash board fees and participation in the Company’s long-term equity incentive plan. Following the elections proposed under Agenda Item 5, the Board will consist of eight members (three of whom will not receive compensation as Board members). The proposed maximum of USD 1,942,600 is the same amount as approved by the 2025 Annual General Meeting and reflects the total amount for five paid members of the Board and provides a cushion to facilitate new appointments and potential replacements or additions throughout the year in accordance with the Company’s directors’ compensation policy. Additional information on the compensation of the Board can be found in the 2025 Compensation Report. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2027 The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,606,907 for the financial year 2027. Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of fixed compensation of the

Executive Committee is subject to a binding vote by the Annual General Meeting. For the financial year 2027, the Board of Directors proposes a maximum aggregate amount of USD 3,606,907 for the seven members of the Executive Committee. Fixed compensation consists of annual salary, excluding social security and pension contributions, paid by the Company. The proposed maximum is set above expected actual spend to provide headroom for (i) foreign exchange fluctuations, as five out of seven members of the Executive Committee are remunerated in Swiss Francs while the Company reports in U.S. Dollars; (ii) inflation; and (iii) any merit-based adjustments approved by the Compensation Committee and the Board of Directors based on individual performance during the 2026 financial year. The amount submitted for shareholder approval represents a ceiling, rather than a target or expected payout. Actual fixed compensation paid in any given year depends on the factors above and, accordingly, has varied relative to the approved maximum.

The chart below sets out the maximum aggregate fixed compensation approved by shareholders at prior Annual General Meetings with the actual aggregate fixed compensation paid to Executive Committee members for the corresponding financial years.


FIXED COMPENSATION
6 FTEs
$2,851,310
6 FTEs
$2,349,000
7 FTEs
$3,279,007
7 FTEs
$2,734,259
7 FTEs
$3,606,907
2024 APPROVED
2024 ACTUALS
2025 APPROVED
2025 ACTUALS
2026 PROPOSED

Additional information on the compensation of the Executive Committee can be found in the 2025 Compensation Report.

c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2026

The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 17,500,000 for the current financial year 2026, comprising an equity component of up to USD 15,000,000 and a cash component of up to USD 2,500,000.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of variable compensation of the Executive Committee is subject to a binding vote by the Annual General Meeting. For the financial year 2026, the Board of Directors proposes a maximum aggregate amount of USD 17,500,000 for the seven members of the Executive Committee. The proposed variable compensation is performance-based in both structure and outcome. Approximately 86% of the proposed maximum consists of long-term equity incentives (stock-options and restricted share units). Grant amounts are

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determined by the Compensation Committee based on each Executive Committee member's individual performance, aligned with the Company's long-term strategic objectives. Awards vest over a four-year period subject to continued service and, accordingly, are earned over four years, rather than received in the year of grant. The remaining approximately 14% consists of annual cash bonuses, the payout of which is determined by reference to pre-established Company and individual performance objectives approved by the Compensation Committee and the Board of Directors.

The amount submitted for shareholder approval represents a ceiling, rather than a target or expected payout. Actual variable compensation paid in any given year depends on achievement against the applicable performance metrics and, accordingly, varies relative to company performance.

The chart below compares the maximum aggregate variable compensation approved by shareholders at prior Annual General Meetings with the actual aggregate variable compensation paid to Executive Committee members for the corresponding financial year.


VARIABLE COMPENSATION
Cash bonuses
Equity grants
6 FTEs
$12,000,000
$2,500,000
6 FTEs
$6,125,000
$790,676
7 FTEs
$13,350,000
$2,600,000
7 FTEs
$13,350,000
$1,810,674
7 FTEs
$15,000,000
$2,500,000
2024 APPROVED
2024 ACTUALS
2025 APPROVED
2025 ACTUALS
2026 PROPOSED

Additional information on the compensation of the Executive Committee can be found in the 2025 Compensation Report.

10. Amendments to the Articles of Association

Explanations of the proposed amendments to the AoA by the Board can be found below.

a. Conditional Share Capital

The Board proposes to amend Article 4b of the AoA (Conditional Share Capital for Employee Participation), in order to increase the total amount of the conditional share capital for employee participation and, accordingly, to replace Article 4b para. 1 of the AoA by the following provision (amendments are in bold and underlined; rest remains unchanged):

Article 4b para. 1:

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14 “The share capital may be increased in an amount not to exceed CHF 1,240,378.20 through the issuance of up to 24,807,564 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares, or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.” “Le capital-actions peut être augmenté d'un montant maximum de CHF 1'240'378.20 par l'émission de 24'807'564 actions nominatives au plus, d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées, par l'émission directe ou indirecte d'actions ou par l'exercice ou l'exercice obligatoire de droits de souscription d'actions ou par des obligations d'acquisition d'actions accordées ou imposées à des membres du conseil d'administration (ou d'un organe équivalent), des membres de la direction, des employés, des co-contractants ou des consultants de la Société ou de l'une des sociétés du groupe, ou d'autres personnes exerçant des services au bénéfice de la Société ou de l'une des sociétés du groupe.” Explanation: The Company’s 2021 Equity Incentive Plan (the “EIP”) includes an evergreen share replenishment mechanism that was disclosed in the prospectus and approved by shareholders at the time of the Company's initial public offering. This proposal does not introduce a new evergreen provision, increase the share reserve contemplated by the EIP, or alter the Company's equity compensation practices. It is a Swiss-law-specific implementation step that gives effect each year to the share replenishment already authorized under the EIP. Because Swiss law requires this confirmatory step annually, shareholders should expect a comparable proposal at each Annual General Meeting for so long as the EIP remains in effect. Under the EIP, the share reserve available for employee equity grants replenishes annually in an amount of up to 5% of the Company’s outstanding share capital. Under Swiss corporate law, any increase to conditional share capital must be expressly approved by shareholders and reflected in the Articles of Association; conditional share capital cannot be replenished automatically. Unlike US- law equity plans, where shareholder-approved evergreen provisions take effect annually without further shareholder action, Swiss law requires an annual confirmatory shareholder vote at the level of the Articles of Association to give effect to each year's replenishment. The EIP itself expressly contemplates that the Company will submit these annual increases for shareholder approval. The proposed amendment to Article 4b paragraph 1 implements this contemplated annual step. The scope of the amendment is limited to bringing the Articles of Association into alignment with the annual replenishment already authorized under the EIP. Shareholders who approved the EIP at the time of the Company’s initial public offering approved both the annual replenishment mechanism and the expectation that each annual increase would be submitted to a separate shareholder vote at the level of the Articles of Association. These amendments require the approval of two-thirds of the shares represented at the Annual General Meeting.

15 Organizational Information 1. Annual Report The Annual Report for the financial year 2025 (including the 2025 Management Report, the Consolidated Financial Statements, the Annual Financial Statements, the Compensation Report, and the Auditors’ Reports) is available electronically as from the date of this AGM 2026 invitation (the Notice) on the Company’s website at https://ir.sophiagenetics.com/events/event-details/2026-annual-general-meeting. The Annual Report will be mailed on request free of charge to any shareholder. 2. Eligibility to Vote Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of April 27, 2026, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the AGM 2026. Shareholders who sell their shares prior to the AGM 2026 will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the AGM 2026 will not be able to vote those shares at the AGM 2026. The AoA provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares. These restrictions on registration or voting do not impact the trading of shares before, during or after the AGM 2026. 3. AGM 2026 Notice and Voting Materials Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the Notice directly from Computershare, with access information for the Computershare portal, by which Holders of Record may request a copy of the Notice and/or give voting instructions and authorization to the Independent Proxy, PHC Notaires, notary firm at Lausanne/VD, Switzerland, as well as information on voting by mail, and/or request an admission card. Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Shareholders may order a copy of the Notice, a proxy card and an admission card as indicated in the Notice. The Notice can also be accessed at https://ir.sophiagenetics.com/events/event-details/2026-annual-general- meeting.

16 4. Proxy/Voting Holders of Record The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through the Computershare portal with the individual shareholder number (QR Code). To do so, Holders of Record should follow the instructions given in and with the Notice. Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of the Notice, a proxy card and an admission card as indicated in the Notice. Holders of Record who have ordered a proxy card and who would like to give voting instructions and authorization to the Independent Proxy should send their filled-out and signed proxy card to Computershare at the following address: Proxy Services c/o Computershare Investor Services PO Box 505008 Louisville, KY 40233-9814 United States of America Electronic voting instructions and proxy cards must be received by Computershare no later than June 15, 2026, at 11:59 p.m. (23:59) EDT / June 16, 2026, at 5:59 a.m. (05:59) CEST. Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Holders of Record may also attend the AGM 2026 in person or arrange to be represented by another shareholder with the right to vote, in each case using the admission card or proxy card they may request via Computershare. To do so, Holders of Record should follow the instructions given in the Notice. The Company recommends that Holders of Record who plan to attend the AGM 2026 nevertheless give voting instructions and authorization to the Independent Proxy as set out above. Holders of Record who plan to attend the AGM 2026 in person need to present their notice or their admission card and a valid government-issued proof of identity at the AGM 2026 venue. Such Holders of Record are urged to arrive at the AGM 2026 venue no later than 1:30 p.m. (13:30) CEST on Thursday, June 18, 2026. Street Name Holders Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank. Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

17 5. Leaving the AGM 2026 Early To enable the Company to determine attendance correctly, any shareholder leaving the AGM 2026 early or temporarily will be requested to present their proxy card upon exit. Contact Address SOPHiA GENETICS SA La Pièce 12, 1180 Rolle Switzerland Investor Relations: Kellen Sanger, VP, Corporate Strategy and Chief of Staff Phone: +1 770 655 4729 ir@sophiagenetics.com https://www.sophiagenetics.com/ Rolle, May 8, 2026 SOPHiA GENETICS SA For the Board of Directors Troy Cox Chair of the Board of Directors

18 Appendix to the Invitation to the SOPHiA GENETICS SA 2026 Annual General Meeting Additional information for the vote on the proposed amendments to the Articles of Association of SOPHiA GENETICS SA (AoA) 1. Introduction This Appendix provides our shareholders with information regarding the proposed amendments to the AoA submitted for a vote at the SOPHiA GENETICS SA (Nasdaq SOPH) 2026 Annual General Meeting (AGM 2026). The proposed amendments to the AoA under Swiss law relate to the changes of the Company’s conditional share capital. We believe the proposed amendments to our AoA are beneficial to the Company and our shareholders. Please note that this Appendix highlights the proposed new wordings of the AoA which shall form part of the invitation to the AGM 2026 by way of reference. Only amended sections and paragraphs to the AoA are submitted to a vote at this AGM 2026. Unchanged parts of the AoA shall remain in force and effect. 2. Proposed amendments to the Articles of Association 1. Conditional Share Capital The Board of Directors proposes the following amendments to Article 4b of the AoA: Current Article 4b Proposed Amendments to Article 4b Article 4b – Conditional share capital for employee participation "(1) The share capital may be increased in an amount not to exceed CHF 1,069,162.35 through the issuance of up to 21,383,247 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies. […]” Article 4b – Conditional share capital for employee participation "(1) The share capital may be increased in an amount not to exceed CHF 1,069,162.35 1,240,378.20 through the issuance of up to 21,383,247 24,807,564 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies. […]"

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
IFRS loss for the period	**$ (19,179)**	**$ (15,158)**	**$ (78,999)**	**$ (62,493)**
Exclude the impact of:				
Depreciation	1,027	1,136	3,976	4,575
Amortization	1,411	1,152	5,553	4,021
Interest income	(381)	(655)	(1,872)	(3,362)
Interest expense	1,673	681	4,554	1,913
Fair value adjustments on warrant obligations	(90)	(104)	497	(370)
Foreign exchange (gains) losses, net	(144)	(2,824)	3,402	(3,479)
Income tax expense (benefit)	(395)	616	1,512	1,223
Share-based compensation expense[1][5]	3,868	5,078	16,205	16,488
Non-cash pension expense[2]	85	1,027	347	1,306
Transaction costs[6]	450	—	895	—
Litigation expenses[7]	1,825	—	2,430	—
Adjusted EBITDA	**$ (9,850)**	**$ (9,051)**	**$ (41,500)**	**$ (40,178)**

19

20 SOPHiA GENETICS SA Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth (Amounts in USD thousands, except for %) (Unaudited) Three months ended December 31, Year ended December 31, 2025 2024 Growth 2025 2024 Growth IFRS revenue $ 21,707 $ 17,733 22% $ 77,271 $ 65,173 19 % Current period constant currency impact (1,119) — (1,983) — Constant currency revenue $ 20,588 $ 17,733 16% $ 75,288 $ 65,173 16%

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin

(Amounts in USD thousands, except percentages)

(Unaudited)

	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Revenue	$21,707	$17,733	$77,271	$65,173
Cost of revenue	(7,015)	(5,631)	(25,194)	(21,236)
Gross profit	$14,692	$12,102	$52,077	$43,937
Amortization of capitalized research and development expenses(3)	1,339	1,061	5,266	3,524
Adjusted gross profit	$16,031	$13,163	$57,343	$47,461
Gross profit margin	67.7 %	68.2 %	67.4 %	67.4 %
Amortization of capitalized research and development expenses(3)	6.2 %	6.0 %	6.8 %	5.4 %
Adjusted gross profit margin	73.9 %	74.2 %	74.2 %	72.8 %

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Operating Loss for the period

(Amounts in USD thousands)

(Unaudited)

	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Operating loss	$ (18,516)	$ (17,444)	$ (70,906)	$ (66,568)
Amortization of capitalized research & development expenses(3)	1,339	1,061	5,266	3,524
Amortization of intangible assets(4)	72	90	287	497
Share-based compensation expense(1)(5)	3,868	5,078	16,205	16,488
Non-cash pension expense(2)	85	1,027	347	1,306
Transaction costs(6)	450	—	895	—
Litigation expenses(7)	1,825	—	2,430	—
Adjusted operating loss	$ (10,877)	$ (10,188)	$ (45,476)	$ (44,753)

21

22 Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables (1) Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy. (2) Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future. (3) Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives. (4) Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments. (5) Share-based compensation expense does not include social charges on equity-based compensation of $(0.6) million and $(0.3) million for the three months ended December 31, 2025 and 2024, respectively, and $0.8 million and $(0.7) million for the years ended December 31, 2025 and 2024, respectively. (6) Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program. (7) Litigation expenses consists of expenses related to the Company's defense of lawsuits filed by Guardant Health.

23 Cautionary Notice Regarding Forward-Looking Statements This invitation contains statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, and technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2025 (our “20-F 2025”) and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others: • our expectations regarding our revenue, gross margin, expenses, other operating results and cash usage, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods; • our plans regarding further development of our SOPHiA DDMTM Platform and related products and solutions, which we collectively refer to as “SOPHiA DDM Platform” in our 20-F 2025, and its expansion into additional features, applications and data modalities; • future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing; • our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve; • our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders; • the timing or outcome of any domestic and international regulatory submissions; • impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries; • our ability to acquire new customers and successfully engage and retain customers; • the costs and success of our marketing efforts, and our ability to promote our brand; • our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically; • our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;

24 • our expectations regarding our ability, and that of our manufacturers, to manufacture our products; • our efforts to successfully develop and commercialize our applications, products, and services; • our competitive position and the development of and projections relating to our competitors or our industry; • our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder; • our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection; • our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties; • our ability to attract and retain qualified key management and technical personnel; and • our expectations regarding the time during which we will be a foreign private issuer. These forward-looking statements speak only as of the date of this invitation discussion and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our 20-F 2025 and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this invitation with the understanding that our actual future results may be materially different from what we expect.